Exhibit 99.1

Kenon Announces that it will Provide a Loan to Qoros together with a Reduction in its Back-to-Back Guarantee Obligations

Singapore, December 25, 2016. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) announces that it has agreed to provide a RMB250 million (approximately $36 million) shareholder loan to Qoros Automotive Co., Ltd. (“Qoros”), and in connection with this loan, the maximum amount of Kenon’s back-to-back guarantee obligations to Chery has been reduced by RMB275 million as follows. As part of the loan to Qoros, Kenon’s back-to-back guarantee obligations to Chery with respect to Chery’s guarantee of Qoros’ RMB3 billion loan facility with the Export-Import Bank of China (“EXIM Bank”) have been reduced by one third, and the maximum amount of Kenon’s obligations under this back-to-back guarantee1 has been reduced from RMB750 million to RMB500 million (approximately $72 million). In addition, Kenon’s major shareholder Ansonia Holdings Singapore B.V. (“Ansonia”) has committed to fund RMB25 million (approximately $4 million) of Kenon’s remaining back-to-back guarantee obligations to Chery in certain circumstances (the “Ansonia Commitment”).

Chery Automobile Co. Ltd (“Chery”) has agreed to make a corresponding RMB250 million loan to Qoros. The proceeds of these loans will be used to support Qoros’ ordinary course working capital requirements and Qoros’ investments in new initiatives, such as new-energy vehicles, while it continues its fund raising efforts.

As part of this transaction, Kenon’s subsidiary Quantum (2007) LLC (“Quantum”), which owns Kenon’s 50% interest in Qoros, has pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the amount of the back-to-back guarantee reduction (i.e., if Chery is required to make payments on its guarantee of Qoros’ debt, then to the extent that Chery makes payments that would have been reimbursed by Kenon but for the back-to-back guarantee reduction, Chery will be entitled to enforce this pledge). Chery may also borrow from Quantum up to 5% of Qoros’ outstanding shares to meet its pledge obligations under a Qoros RMB 1.2 billion loan facility with EXIM Bank. The number of Qoros shares pledged to Chery is subject to adjustment from time to time. In certain circumstances Quantum must pledge additional shares (to the extent it has unencumbered shares), and in other circumstances the pledged shares may be released and the borrowed shares must be returned, e.g., in the event that Quantum is required to pledge additional shares to secure the RMB1.2 billion EXIM Bank facility.2

The transactions described above are consistent with Kenon’s strategy to support Qoros and its fundraising efforts, but also to refrain from material “cross-allocation” (i.e., investing returns from one business into another) as this loan by Kenon, which will be accompanied by a loan from Chery in the same amount, provides necessary liquidity to Qoros while reducing the back-to-back guarantees to Chery.

Kenon has been informed that, in order to facilitate Kenon’s above mentioned reduction in Kenon’s back-to-back guarantee obligations to Chery, an affiliate of Kenon’s major shareholder has given certain undertakings to Chery with respect to the released guarantee obligations.

[1]	Subject to certain obligations to negotiate fees and interest described in the table below.
[2]	Quantum has previously pledged a significant portion of its Qoros shares to secure Qoros’ obligations under Qoros’ RMB 1.2 billion loan facility with EXIM Bank.

Set forth below is an overview of the back-to-back guarantees provided by Kenon in respect of Qoros’ indebtedness, reflecting the reduction of the back-to-back guarantees described above.

Date Granted	Qoros Credit Facility	Kenon Maximum Guarantee Obligation prior to Guarantee Release described above	Kenon Maximum Guarantee Obligation after Guarantee Release
Spin-Off / November 2015	RMB3 billion EXIM Bank credit facility	RMB750 million	RMB475 million ($69 million)[1,2]
May / November 2015	RMB700 million EXIM Bank loan facility	RMB350 million (plus interest and fees of up to RMB60 million)[3]	RMB350 million ($51 million) (plus interest and fees of up to RMB60 million ($9 million)[3]
Total[4]		RMB1,100 million (plus certain interest and fees)[1,2]	RMB825 million ($120 million) (plus certain interest and fees)[1,2]

1.	In the event that Chery’s liability under its guarantee exceeds RMB1.5 billion, Kenon has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under this credit facility are equal in proportion. This is subject to the reduction of Kenon’s back-to-back guarantee obligations by one-third as described above.
2.	Following the reduction in back-to-back guarantee obligations of Kenon as described above, Kenons’ maximum guarantee obligations (subject to certain obligations to negotiate fees and interest as described in footnote 1.) in respect of Qoros’ RMB3 billion facility have been reduced to RMB500 million. Pursuant to the Ansonia Commitment described above, Ansonia has agreed to pay up to RMB25 million (approximately $4 million) to Kenon in certain circumstances in the event that Kenon is required to make payments on its back-to-back guarantees under the RMB3 billion facility; any payment by Ansonia would be made only after all obligations under Kenon’s back-to-back guarantees in excess of the amount of the Ansonia Commitment have been satisfied. Giving effect to the Ansonia Commitment, Kenon’s effective maximum guarantee obligations are RMB475 million (subject to footnote 1.)
3.	In the event that Chery is obligated under its guarantee of the EXIM Bank loan facility to make payments that exceed Kenon’s obligations under the guarantee, Kenon and Chery have agreed to try to find an acceptable solution, but without any obligation on Kenon to be liable for more than the amounts set forth in the table above.
4.	Table does not include pledges. Quantum has pledged a significant portion of its Qoros shares to EXIM Bank to secure Qoros’ obligations under the RMB1.2 billion EXIM Bank facility. Quantum has also pledged Qoros shares to Chery as described above.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements respect to the loans to be provided by Kenon and Chery to Qoros, Kenon’s back-to back guarantee obligations and the release of such obligations described above, the Ansonia Commitment and Kenon’s maximum obligations under the back-to-back guarantee giving effect to the guarantee release and the Ansonia Commitment, statements with respect to the pledge of Qoros shares to be provided by Quantum to Chery, including statements with respect to the release of the pledge and the return of the Qoros shares borrowed by Chery in certain circumstances, statements about Qoros’ expected use of the proceeds of the loans described herein, statements with respect to Kenon’s strategy to support Qoros and its fundraising efforts, and to refrain from material cross-allocation. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks related to changes in events and circumstances with respect to Qoros and Kenon, the performance of Qoros and Qoros’ financial condition and other events that could affect whether Qoros meets its obligations under its debt facilities or other events that could affect whether Kenon is required to make payments under the back-to-back guarantees described herein or result in enforcement of pledges by Quantum over Qoros shares and changes in events and circumstances which may affect Kenon’s strategy, the performance of Chery under the relevant transaction documents, the performance by Ansonia under the Ansonia Commitment and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246